

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 11, 2008

via U.S. mail

Mr. Zhixiao Chen, Chief Executive Officer
Niusule Biotech Corp.
2533 North Carson Street
Carson City, NV 89706-0242

       Re: Niusule Biotech Corp.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed August 29, 2008
              File No. 333-152398

Dear Mr. Chen:

      We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   The response letter that you submitted on EDGAR along with your amendment on August 29, 2008 does not include any company identifying information, the

date of the submission or a signature identifying the respondent. Please remedy these deficiencies and resubmit your August 29, 2008 response letter as correspondence on EDGAR.

Risk Factors, page 9

2.	We note your response to our prior comment 3. Because it appears that the joint venture agreement would restrict your ability to transfer your interest in the joint venture to a third party without Anji's consent, please add related risk factor disclosure.

3.	Please advise why the amendment to your joint venture agreement is dated as of August 8, 2008, as it appears that such amendment was executed in response to our August 14, 2008 comment letter.

4.	We note your response to our prior comment 5 and reissue such comment. Please tailor the specified risk factors to clarify how the risks described could affect your company or your investors. For example, in the risk factor described under "Fluctuations in the value of foreign currencies…" at page 9, please clarify how your company is subject to fluctuations in the value of foreign currencies. Similarly, in the risk factor described under "Our distributor or distributors may sell the biopharmaceutical health food products…." at page 17, please state, if true, that your product is particularly sensitive to mishandling or tampering.

Once we commence with biopharmaceutical health food products production, page 14

5.	You state that it is estimated it will take 3 years to reach the necessary production to receive the biopharmaceutical health food products permit, whereby you may commence production for human uses. Please clearly disclose for what uses your products will be produced prior to receipt of the permit and whether you will be able to obtain any revenues from your products prior to receipt of such permit.

Directors, Executive Officers, Promoters, and Control Persons, page 25

6.	We note your response to our prior comment 14. Please disclose the principal business of Zhejiang Niusule Biotech Corp. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

7.	We note your response to our prior comment 16 and reissue such comment. Please disclose in the table all the information required by Item 403 of Regulation S-K with respect to the ownership of your common stock by each of your officers and directors. We would expect that such disclosure would include information regarding the amount and nature of beneficial ownership of your common stock by each officer or director, as well as the resulting percentage of stock beneficially owned by each officer or director. If no other officers and directors are owners of your common stock, please provide disclosure to that effect.

Anji District Development Schedule, page 32

8. We note your response to our prior comment 22 and reissue such comment in part. Please disclose in this section your anticipated timeline for your attainment of the biopharmaceutical health food products permit that you will be required to obtain to produce biopharmaceutical health food products for human uses.

Reports to Shareholders, page 42

9. We note your statement at page 42 that you will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission through June 30, 2009, and that thereafter you will continue as a voluntary reporting company. It is not clear why you will be a "voluntary reporting company" after June 30, 2009. Please advise or revise.

Financial Statements

Note 6 – Joint Venture, page 49

10. We understand that you intend to conduct business operations through your recently formed joint venture in China, an entity in which you hold a 90% interest and which you plan to consolidate in financial statements covering future periods. Your disclosures on pages 19, 37 and 42 indicate that while you may have obtained authorization to distribute future profits of this entity outside of China, there are restrictions on conversions of currency, and on the distributions of funds associated with registered capital.

We generally find that parent-only disclosures are needed in circumstances where the parent may not exercise the level of control which consolidated financial statements lead users to presume, when the ability of the parent to control the flow of funds within an enterprise is restricted. Under these circumstances, investors may need additional information to evaluate the impact of such restrictions on the strength of the enterprise as a whole, and on the security of their investments. Accordingly, you may need to disclose parent-only financial information along with your consolidated financial statements covering future periods, due to the restrictions on distributions outside of China.

Please evaluate the extent to which your assets in China will be subject to restrictions, based on the guidance in FRC §213.02, concerning situations in which separate financial information of the parent-only entity would be presented,

following the guidance in paragraph 24 of ARB 51. Please advise us of your
position and if you believe you would not be subject to this requirement or do not
believe such information would be meaningful, please submit the analysis that
you performed in formulating your view.

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Closing Comments

As appropriate, please amend the above filing in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

  You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

         Sincerely,

         Anne Nguyen Parker
         Branch Chief

cc: J. Gallagher
   K. Hiller
   L. Nicholson

   <u>via facsimile</u>

   Michael Williams, Esq.
   (813) 832-5284